UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BSQUARE CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

600 Congress Avenue, Suite 1300

Austin, Texas 78791

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (1)
14.	Type of Reporting Person (See Instructions) PN; HC; IA

(1)

Based upon 19,843,845 shares of Common Stock of the Issuer outstanding as of July 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023, by the Issuer with the SEC for the quarterly period ended June 30, 2023.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 19,843,845 shares of Common Stock of the Issuer outstanding as of July 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023, by the Issuer with the SEC for the quarterly period ended June 30, 2023.

CUSIP No. 11776U300

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,585,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (1)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)

Based upon 19,843,845 shares of Common Stock of the Issuer outstanding as of July 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023, by the Issuer with the SEC for the quarterly period ended June 30, 2023.

CUSIP No. 11776U300

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,094 (1)
	8.	Shared Voting Power 1,585,711
	9.	Sole Dispositive Power 162,094 (1)
	10.	Shared Dispositive Power 1,585,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,747,805
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)

Includes 25,000 shares of Common Stock of the Issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer.

(2)

Based upon 19,843,845 shares of Common Stock of the Issuer outstanding as of July 31, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2023, by the Issuer with the SEC for the quarterly period ended June 30, 2023, and 25,000 shares of Common Stock of the Issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer.

This Amendment No. 7 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, no par value (the “Common Stock”), of BSQUARE Corporation, a Washington corporation (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2018, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on June 27, 2018, Amendment No. 2 to the Schedule 13D filed on May 20, 2019, Amendment No. 3 to the Schedule 13D filed on November 21, 2019, Amendment No. 4 to the Schedule 13D filed on March 10, 2020, Amendment No. 5 to the Schedule 13D filed on August 21, 2020, and Amendment No. 6 to the Schedule 13D filed on June 14, 2021 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Pursuant to the 2021 Plan, (a) on June 30, 2022, Mr. Vardeman received an award of restricted stock units representing 23,076 shares of Common Stock of the Issuer, which will vest quarterly in equal installments over one year following the date of the award and (b) on June 15, 2023, Mr. Vardeman received an award of restricted stock units representing 23,076 shares of Common Stock of the Issuer, which will vest quarterly in equal installments over one year following the date of the award. The awards are subject to the 2021 Plan and the Issuer’s standard restricted stock unit agreement.

The foregoing description of the restricted stock units awards does not purport to be complete and is qualified in its entirety by reference to the 2021 Plan and the Form of the Restricted Stock Unit Agreement, each of which is incorporated herein by reference to Exhibits 99.6 and 99.4, respectively.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On October 11, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kontron America, Incorporated, a Delaware corporation (“Kontron”), and Kontron Merger Sub., Inc., a Delaware corporation and wholly-owned subsidiary of Kontron (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the Common Stock, other than any Common Stock held by Kontron, Merger Sub and any other wholly-owned subsidiary of Kontron, for $1.90 per share, net to the seller in cash (as may be adjusted in accordance with the Merger Agreement, the “Offer Price”), without interest and subject to any withholding of taxes, subject to the conditions of the Merger Agreement. The Offer will remain open for 20 business days from the commencement of the Offer, subject to possible extensions on the terms set forth in the Merger Agreement. Following the consummation of the Offer, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger.

The obligation of Merger Sub to purchase shares tendered in the Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 99.8.

On October 11, 2023, as part of the inducement for Kontron and Merger Sub to enter into the Merger Agreement and to consummate the Offer and the Merger, Mr. Vardeman and the other Reporting Persons entered into separate tender and support agreements with Kontron (the “Support Agreements”) with respect to all existing shares of Common Stock beneficially owned by the Reporting Persons as set forth in the Support Agreements and any shares of Common Stock that may be acquired by the Reporting Persons thereafter during the term of the Support Agreements (the “Subject Shares”).

Under the Support Agreements, the Reporting Persons agreed to take the following actions, among others, during the term of such Support Agreements: (1) tender or cause to be tendered the Subject Shares pursuant to the Offer; (2) vote the Subject Shares in favor of any proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby; and (3) vote the Subject Shares against (A) any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Reporting Persons in the Support Agreements, or result in any of the conditions set forth in Section 7 or Annex I of the Merger Agreement not being satisfied on or before midnight Pacific Time, on April 10, 2024 (the “End Date”), (B) any acquisition proposal (as defined in the Merger Agreement) from any person other than Kontron or its affiliates, (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer (other than the Merger), (D) any sale, lease, license or transfer of a material amount of the business or assets of the Issuer or any of its subsidiaries or any reorganization, recapitalization or liquidation of any of the Issuer or any of its subsidiaries, (E) any change in the present authorized capitalization of the Issuer or any amendment or other change to the Issuer’s certificate of incorporation, bylaws and any other charter and organizational documents, (F) any other plan, proposal, arrangement, action, agreement or transaction involving the Issuer or any of its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated thereby, and (G) any commitment or agreement to take any action inconsistent with any of the preceding clauses (A) through (F).

Under the Support Agreements, the Reporting Persons also granted to Kontron (and its designees) an irrevocable proxy to vote the Subject Shares as provided for above. The Support Agreements, including the irrevocable proxies granted thereunder, will terminate upon (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the Effective Time of the Merger, (3) the adoption of certain recommendations by the Issuer’s board of directors as set forth under the Merger Agreement, (4) the mutual written consent of Kontron and each of the Reporting Persons, (5) written notice from Kontron to the Reporting Persons, or (6) the entry without the prior written consent of the Reporting Persons into any amendment, waiver or modification to the Merger Agreement or any waiver of any of the Issuer’s rights under the Merger Agreement, in each case, that results in: (i) a decrease in the face value, or a change in the form, of the Offer Price, (ii) an extension of the End Date (other than in accordance with the terms of the Merger Agreement), or (iii) the imposition of conditions to the Offer other than those set forth in Section 7 of, or Annex I to, the Merger Agreement.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.9.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is a record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, Mr. Vardeman owns 25,000 options to purchase Common Stock of the Issuer (the “Options”) and 137,094 shares of Common Stock of the Issuer (the “Vardeman Shares”), in each case, which were granted to him and, as of the date hereof, have vested pursuant to the Plan and the Issuer’s standard non-qualified option agreement and the Issuer’s standard restricted stock unit agreement, respectively. Each of the Reporting Persons (other than Mr. Vardeman) disclaims beneficial ownership over the Options and the Vardeman Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on May 18, 2018 by the Reporting Persons with the SEC).

99.2	BSQUARE Corporation Fourth Amended and Restated Stock Plan, as amended (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on August 8, 2017 by the Issuer with the SEC).

99.3	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.19(A) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.4	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.19(C) to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012 by the Issuer with the SEC for the quarterly period ended June 30, 2012).

99.5	Board Observer and Standstill Agreement, dated June 25, 2018, among the Issuer and each of Palogic Value Fund, Palogic Value Management and Palogic Capital Management (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 26, 2018 by the Issuer with the SEC).

99.6	BSQUARE Corporation 2021 Equity Incentive Plan, Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed on April 28, 2021 by the Issuer with the SEC.

99.7	BSQUARE Announces First Quarter 2021 Financial Results, dated May 13, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2021 by the Issuer with the SEC).

99.8	Agreement and Plan of Merger, dated as of October 11, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2023, by the Issuer with the SEC).

99.9	Form of Tender and Support Agreement, dated as of October 11, 2023 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on October 11, 2023, by the Issuer with the SEC).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

	By:	Palogic Value Management, L.P.
	Its:	General Partner

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN